Exhibit (a)(1)(F)
OPTION AWARD AGREEMENT
(Subject to Shareholder Approval)
This OPTION AWARD AGREEMENT (this “Agreement”) is made effective as of DATE, by and between Cresco Labs Inc., a British Columbia corporation (“Cresco”), and NAME (“Recipient”).
WHEREAS, in accordance with the Cresco Labs Inc. 2018 Long-Term Incentive Plan (the “Plan”), the provisions of which are incorporated herein by reference, Cresco desires, in connection with the services to be performed by Recipient, to provide Recipient with an opportunity to acquire subordinate voting shares of Cresco (“Common Shares”) and thereby increase Recipient’s proprietary interest in Cresco and incentive to put forth maximum efforts for the success of Cresco’s business. Capitalized terms used but not defined herein have the meanings attributed to them in the Plan.
NOW, THEREFORE, in consideration of the premises and mutual covenants herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Cresco and Recipient agree as follows, subject to the approval of the Company’s shareholders as provided in Section 20 below:
1.Confirmation of Conditional Grant of Option. In connection with the offer to exchange certain options for new options pursuant to the Offer to Exchange Eligible Options for New Options dated March 9, 2024, Cresco, on and subject to the terms set forth in the Plan and this Agreement, confirms that Recipient has been granted on DATE (the “Date of Grant”) a conditional Non-qualified Option exercisable to purchase an aggregate of XXXX Common Shares (the “Option”) on the terms and conditions herein set forth, subject to adjustment as provided in Paragraph 7 hereof and cancellation under Section 20 below.
2.Option Price. The Option Price of Common Shares covered by the Option will be $X.XX USD per share [Higher of the Closing Price on Date of Grant or trading day prior to Date of Grant] (the “Option Price”), subject to adjustment as provided in Paragraph 7 hereof.
3.Vesting and Exercise of Option.
(a)Except as otherwise provided in this Agreement or the Plan, the Option shall vest and become exercisable as to the number of Common Shares subject to the Option as follows: [100% on the first anniversary of the Date of Grant] [OR] [50% on the first anniversary of the Date of Grant and the remaining 50% on the second anniversary of the Date of Grant]; provided, however, that no portion of the Option shall vest or become exercisable unless the Recipient is a director, officer, employee or consultant of Cresco or one of its Subsidiaries on such vesting date. The Option may only be exercised to the extent vested.
(b)The Option may be exercised by payment in full of the Option Price. Payment of the Option Price may be made, in whole or in part, in the form of (i) cash or cash equivalents, (ii) delivery (by either actual delivery or attestation) of previously-acquired Common Shares based on the Fair Market Value of the Common Shares on the date the Option is exercised, (iii) withholding of Common Shares from the Option based on the Fair Market Value of the Common Shares on the date the Option is exercised, (iv) broker-assisted market sales, (v) any other “cashless exercise” arrangement, or (vi) as otherwise provided in the Plan or determined by the Administrator.
4.Term of Option. The term of the Option will be through DATE [8-year anniversary of Date of Grant] (the “Expiration Date”), subject to earlier termination, acceleration, or cancellation as provided in this Agreement, including cancellation under Section 20 below. The holder of the Option will not have any rights to dividends or any other rights of a shareholder with respect to any Common Shares subject to the Option until such shares shall have been issued (as evidenced by the appropriate transfer agent of Cresco) upon purchase of such shares through exercise of the Option.
5.Transferability Restriction. The Option may not be assigned, transferred or otherwise disposed of, or pledged or hypothecated in any way (whether by operation of law or otherwise) except in compliance with Section 9 of the Plan. Except as otherwise permitted under the Plan or authorized by the Administrator, any assignment, transfer, pledge, hypothecation or other disposition of the Option or any attempt to make any levy of execution, attachment or other process will cause the Option to terminate immediately upon the happening of any such event; provided, however, that any such termination of the Option under the provisions of this Paragraph 5 will not prejudice any rights or remedies which Cresco may have under this Agreement or otherwise.
6.Effect of Termination of Service. Except as provided herein, Recipient’s rights to exercise this Option upon Termination of Service as a director, officer, employee or consultant for any reason, to the extent the Option is not vested and exercisable under the terms of the Plan, shall be forfeited, as provided in Section 7(c) of the Plan.
(a)Except as provided in Subsection (b) or (c) below, if Recipient’s Service terminates for any reason, Recipient (or his/her estate or representative, in the event of Recipient’s death during the Option term) may, during the period following the date of Recipient’s Termination of Service (“Termination Date”) and ending on the earlier of (i) ninety (90) days after such Termination Date or (ii) the Expiration Date, exercise the Option to the extent the Option was exercisable on the Termination Date and, on the Termination Date, that portion of the Option that was not exercisable shall automatically terminate without further action by Cresco or Recipient and, in all events, to the extent not exercised, the Option shall terminate in its entirety at the end of business on the last day of the exercise period specified in this Subsection; provided, however, the Administrator may, in its sole discretion, accelerate full vesting to the Recipient’s Termination Date and/or extend the exercise period to any date on or before the Expiration Date.
(b)If Recipient’s Termination of Service is due to his/her death or Disability, Recipient (or his/her estate or representative, in the event of Recipient’s death during the

Option Period) may, during the period following his/her Termination Date and ending on the earlier of (i) one year after such Termination Date or (ii) the Expiration Date, exercise the Option to the extent the Option was exercisable on the Termination Date and, on the Termination Date, that portion of the Option that was not exercisable shall automatically terminate without further action by Cresco or Recipient and, in all events, to the extent not exercised, the Option shall terminate in its entirety at the end of business on the last day of the exercise period specified in this Subsection; provided, however, the Administrator may, in its sole discretion, accelerate full vesting to the Recipient’s Termination Date and/or extend the exercise period to any date on or before the Expiration Date.
(c)If Recipient’s Termination of Service is for Cause (as defined below) or if a Covenant Violation (as defined below) occurs, the right to exercise the Option shall terminate immediately, and the Option (including vested and unvested portions) shall be automatically cancelled upon the effective date of such termination or the date on which Cresco provides written notice to Recipient of such Covenant Violation, as applicable.
(d)“Cause” shall have the meaning ascribed to it in the employment, consulting or severance agreement between Recipient and Cresco or any of its Subsidiaries. If no such agreement exists, or if such agreement does not contain a definition of Cause, “Cause” shall mean (i) the willful and continued failure of Recipient after written notice from Cresco to substantially perform Recipient’s material duties to Cresco (other than as a result of physical or mental illness or injury); (ii) Recipient’s commission of any material act of dishonesty or breach of trust resulting in or intended to result in material personal gain or enrichment to Recipient at the expense of Cresco or any of its Subsidiaries; (iii) the conviction of Recipient of, or the entry of a pleading of guilty or nolo contendere by Recipient to, any crime involving fraud or dishonesty as a material element or any felony; or (iv) a Covenant Violation; in each of the foregoing cases, as determined by Cresco, which determination shall be conclusive. Recipient’s employment or other relationship with Cresco shall be considered to have been terminated for “Cause” if Cresco determines, within thirty (30) days after any resignation by Recipient, that termination for Cause was warranted.
(e)“Covenant Violation” shall mean a violation by Recipient of the non- competition, non-solicitation, non-disclosure, or confidentiality provisions of any employment, non-disclosure, non-competition and/or non-solicitation agreement, or other agreement between Recipient and Cresco or any of its Subsidiaries.
7.Adjustments. The Option shall be subject to adjustment upon the occurrence of certain events as set forth in Section 10 of the Plan.
8.Recoupment/Clawback. This award (including any amounts or benefits arising from this award) shall be subject to recoupment or “clawback” as may be required by applicable law, stock exchange rules or by any applicable Company policy, agreement, or arrangement the Company has in place from time to time.

9.Notices. Each notice relating to this Agreement will be in writing and delivered in person or by certified mail to the proper address. Notices to Cresco shall be addressed to Cresco, attention: Chief Financial Officer and General Counsel, Cresco Labs Inc., 600 W. Fulton St., Suite 800, Chicago, Illinois 60661, or at such other address as may constitute Cresco’s principal place of business at the time. Notices to Recipient or other person or persons then entitled to exercise the Option shall be addressed to Recipient or such other person or persons at Recipient’s or such other person’s address then on file with Cresco. Anyone to whom a notice may be given under this Agreement may designate a new address by notice to that effect given pursuant to this Paragraph 9.
10.Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the Company and Recipient and their respective heirs, successors, legal representatives and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Company and Recipient, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
11.Compliance with Laws and Other Restrictions. The exercise of the Option and Cresco’s obligation to sell and deliver shares upon the exercise of the Option are subject to (a) all applicable federal, state and provincial laws, rules and regulations (including those of any national securities exchange(s) on which the Common Shares may be listed), (b) such approvals as may be required by any regulatory or governmental agency, and (c) any restrictions imposed under any internal Cresco policy or any written agreement or instrument by which Recipient is bound.
12.Withholding of Taxes. The exercise of an Option and distributions under this Agreement may be subject to tax withholding obligations and contributions to social security to be borne by Recipient, as applicable, and the Administrator may condition the exercise of the Option and/or delivery of Common Shares or other benefits upon satisfaction of all applicable withholding requirements. To the extent permitted by the Administrator, Recipient may satisfy such tax withholding obligations by authorizing Cresco to withhold from the Common Shares to be issued upon the exercise of the Option a number of shares with an aggregate Fair Market Value that would satisfy the withholding amount due, and Cresco may sell (or cause to be sold) such Common Shares on behalf of Recipient, with the cash proceeds of such sale (less reasonable brokerage fees and other out-of-pocket costs) being remitted to Cresco to satisfy the withholding amount. Notwithstanding the foregoing, the Administrator may agree to adopt any other reasonable methods to satisfy applicable withholding taxes on a case by case basis. Recipient is advised to consult with his or her own tax advisors in respect of any tax consequences arising in connection with the Options.
13.Plan Governs. In the event that any provision in this Agreement conflicts with a provision in the Plan, the provision of the Plan shall govern.
14.Recipient Undertaking; Acceptance. Recipient agrees to take whatever additional action and execute whatever additional documents the Company may deem necessary or advisable to carry out or give effect to any of the obligations or restrictions imposed on either

Recipient or the Option pursuant to this Agreement. Recipient acknowledges receipt of a copy of the Plan and this Agreement and understands that material definitions and provisions concerning the Option and Recipient’s rights and obligations with respect thereto are set forth in the Plan, and reaffirms Recipient’s understanding of, and agreement to, the terms and conditions of the Exchange Offer, dated April 9, 2024, in which Recipient has elected to participate and pursuant to which this Option is granted. Recipient has read carefully, and understands, the provisions of this Agreement and the Plan.
15.Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
16.Tax Consequences. None of Cresco, any Subsidiary, or any officer, director, employee or agent of either, shall be responsible to Recipient or any other person for the tax consequences of the Option or the exercise thereof or the sale or other disposition of the underlying Common Shares.
17.Section 409A and 457A. It is the intent of the Company and Recipient that this Agreement shall comply with the requirements of Section 409A and 457A of the Code, to the extent applicable to an Option granted to a Recipient who is subject to income taxation in the United States, and the provisions of the Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A and 457A of the Code. If any provision of the Agreement would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any award document is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by Recipient on account of non-compliance with Section 409A and 457A of the Code.
18.Waiver or Modification. No amendment or modification of any provision of this Agreement that has a material adverse effect on Recipient shall be effective unless signed in writing by or on behalf of the Company and Recipient; provided that the Company may amend or modify this Award Agreement without Recipient consent in accordance with the provisions of the Plan or as otherwise set forth in this Agreement. No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like or different nature. Any amendment or modification of or to any provision of this Agreement, or any waiver of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given.
19.Shareholder Approval. This Agreement and the Option granted under it is subject to, and conditioned upon, the approval of a majority of the Company’s shareholders (“Approval”) at its regularly scheduled 2024 annual meeting or a special meeting of the Company’s shareholders held not later than August 30, 2024. Notwithstanding anything else in this Agreement to the contrary, the Option shall not be exercisable unless and until Approval is timely obtained. The failure of Approval to occur before September 1, 2024 shall result in this Agreement and Option being treated void ab initio.

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IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date first above written.

CRESCO: CRESCO LABS INC. By:_______________________________ Name: Title:	RECIPIENT: __________________________________ NAME